Exhibit 99.1

Suncor Energy and Petro-Canada merger receives
Competition Bureau approval

CALGARY, July 21, 2009 – Suncor Energy Inc. (TSX/SU; NYSE/SU) and Petro-Canada (TSX/PCA; NYSE/PCZ) announced today that the Competition Bureau has approved the proposed merger of Suncor and Petro-Canada.

The approval is reflected in a consent agreement with the Competition Bureau which will be registered with the Competition Tribunal in Ottawa. Under the consent agreement the companies have agreed to take steps to maintain retail and wholesale competition in Ontario, including divesting 104 retail locations, and entering into certain supply and throughput arrangements in Ontario for a period of 10 years.

With all the conditions necessary to complete the merger satisfied, Suncor and Petro-Canada intend to make the merger effective August 1, 2009.

“The Bureau’s review process was very intensive and thorough,” said Rick George, who is currently president and chief executive officer of Suncor and will assume the same role in the merged company. “We are satisfied that the resulting terms will preserve the expected benefits of the merger and maintain a competitive refined products market in Ontario.”

“With this major milestone behind us, our focus now is to get the final pieces in place to close the deal and launch what will be Canada’s premier energy company,” said George.

For further information on the Suncor and Petro-Canada merger go to www.suncorpetro-canada.com.

Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws.  The use of any of the words "anticipate", "believe", "expected", "will", and similar expressions are intended to identify forward-looking statements or information.  More particularly, and without limitation, this press release contains forward-looking statements and information concerning the completion of the proposed merger; the ability of the parties to realize the anticipated benefits and synergies of the merger; and the expected completion date of the proposed merger.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks inherent in the nature of the merger, including: the failure to realize the anticipated benefits of the merger and to successfully integrate Suncor and Petro-Canada; the ability of the merged entity to access sufficient capital from internal and external sources on favourable terms, or at all; changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations; failure to realize anticipated synergies or cost savings; and incorrect assessments by one party to the merger of the value of the other party to the merger.

Suncor and Petro-Canada have provided the anticipated time of completion of the merger in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time necessary to satisfy the conditions to the closing of the transaction.  These dates may change for a number of reasons, including due to the need for additional time to satisfy the conditions to the completion of the transaction.  As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect the completion of the merger and its anticipated benefits and value are included in the joint information circular and proxy statement of Suncor and Petro-Canada dated April 29, 2009, which has been filed with the applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or through the joint merger site at www.suncorpetro-canada.com.

The forward-looking statements and information contained in this press release are made as of the date hereof and Suncor and Petro-Canada undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

ABOUT SUNCOR

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor also operates a refining and marketing business which includes refining, retail, pipeline and distribution operations in Ontario, Canada and in Colorado and Wyoming in the United States. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy (U.S.A.) Inc. is an authorized licensee of the Shell® and Phillips 66® brand and marks in the state of Colorado. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For further information about Suncor, please visit www.suncor.com or call:

Investor inquiries: John Rogers, (403) 269-8670
Media inquiries:  Brad Bellows, (403) 269-8717

ABOUT PETRO-CANADA

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For further information about Petro-Canada, please visit www.petro-canada.ca or call:

Investor inquiries: Ken Hall, (403) 296-7859
Media inquiries: Jon Hamilton, (905) 804-5911